

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 31, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Zahir Teja, President
and Chief Executive Officer
Phoenix International Ventures, Inc.
2201 Lockheed Way
Carson City, Nevada 89706

Re: Phoenix International Ventures, Inc.
       Amendment No. 1 to Form SB-2
       Filed on May14, 2007
       File No.: 333-140257

Dear Mr. Teja:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It does not appear that you have accurately marked all changes, including for example the text you added at page 20. Ensure that you provide us with precisely marked documents to expedite our review.

Corporate Information, page 1

2. Please disclose the business reasons for the reverse merger in your filing. We note your response to prior comment 2.

<u>Market For Common Equity and Related Stockholder Matter, page 12</u>

<u>Registration Rights, page 13</u>

3. We have read your response to comment five from our letter dated February 23, 2007. It is still unclear how you accounted for the registration rights. Please disclose how you accounted for the registration rights related to the debt conversion agreements. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Ensure the disclosure for the registration rights are provided in your audited financial statements.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Comparison of the Period Ended December 31, 2006 and December 31, 2005, page 15</u>

4. We have read your response to comment eight from our letter dated February 23, 2007. You indicate that the increase in revenue is primarily attributable to repeat orders and new orders from new contracts and programs. Expand your disclosures to quantify the amount of repeat orders or new orders as it relates to the manufacture, upgrade and remanufacture of support equipment. Also, expand your discussion of revenues to identify and quantify each revenue stream and the reasons for the changes period to period related to product sales, manufacturing, remanufacturing and feasibility studies.

<u>Comparison of the Years Ended December 31, 2005 and 2006 page 20</u>

5. In addition to the other information requested below in connection with prior comment 8, please revise the disclosure in this section to separately quantify the amount of legal fees for 2005.

<u>Financial Statements</u>

<u>General</u>

6. Please update your financial statements to comply with Item 310(g) of Regulation S-B.

<u>Note 1 – Summary of Significant Accounting Policies, page F-8</u>

<u>Revenue Recognition, page F-10</u>

7. We have read your response to comment 19 from our letter dated February 23, 2007. Please provide the following:

- With regards to the fourth bullet point, please disclose your policy regarding fixed price contracts as mentioned on page 6 and how you account for these fixed priced contracts. Please also include the typical length of time these contracts last in your disclosure.

<u>Note 6 -- Legal Settlement, page F-14</u>

8. We have read your response to comment 20 from our letter dated February 23, 2007.

- As previously requested, supplementally address each of our bullets in prior comment 20. Your supplemental response should comprehensively address each of our prior concerns and indicate how and where you have made revisions to your financial statements.
- It still remains unclear how you recorded this legal settlement in your statement of operations. Please tell us which accounting period this legal settlement was initially recorded in your statement of operations. Please cite the accounting literature used to support your conclusions.
- Label each of the applicable financial statements as restated. Provide a comprehensively detailed footnote that discusses the restatement related to your legal settlement adjustments. Your disclosure should include the amounts as reported and as restated with the adjustments shown as reconciling items. Your disclosure should also include the impact on all financial statements including the statement of operations, statement of stockholders' deficit and statement of cash flows for all periods affected. You should also disclose the line items that each amount was previously included in and the line item each is now included in. Please also label the appropriate periods as restated on the face of the financial statements. Refer to paragraphs 25 and 26 of SFAS 154
- We note that your auditor's report does not refer to the restatement of your statement of operation, statement of stockholders' deficit and statement of cash flows for the year ended December 31, 2005 for adjustments related to your legal settlement or to the footnote that discusses the restatement. Please request that your auditor's revise their report to include a reference to the restatement and the footnote that further discuss this restatement. See AICPA U. S. Auditing Standards Section 420.12.

Financial Statements – Phoenix International Ventures, Inc

General

9. Please make corresponding changes in Phoenix International's financial statements to address the comments written on Phoenix Aerospace's financial statements, as appropriate.

10. We have read your response to comment 22 from our letter dated February 23, 2007. Please update your notes to the financial statement to disclose the fiscal year end for Phoenix International Ventures, Inc.

Note 3 - Commitments, page F-23

11. We have read your response to comment 24 from our letter dated February 23, 2007. As previously requested, please expand this footnote to address how you accounted for the employment and consulting agreements discussed on page F-23. Ensure you address the accounting for all options issued in conjunction with these agreements. Your disclosures should also address how you accounted for the repurchase feature in your debt conversion agreement with Teja Shariff as discussed on page 41 of your document. It appears that the repurchase feature would require you to repurchase your common stock for a purchase price of $48,000 on thirty days notice. Please cite the accounting literature used to support your conclusion.

General

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure I the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or, in his absence, Pamela A. Long, Assistant Director at (202) 551-3765 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director